UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,485,356 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,485,356 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,485,356 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

Item 1. Security and Issuer.

This statement on Schedule 13D related to the Common Stock of Comscore, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

Item 2. Identity and Background.

(a)    180 Degree Capital Corp., a New York Corporation ("Reporting Person" and "180") is a registered closed-end management investment company.
(b)    7 N. Willow Street, Suite 4B, Montclair, NJ 07042
(c)     Not applicable.
(d)(e)    In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,485,356 shares of Common Stock of the Issuer is $13,846,030, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person and capital from separate accounts managed by the Reporting Person ("SMAs").

Item 4. Purpose of the Transaction.

(a)-(j)     The shares of Common Stock were acquired for investment purposes. 180 intends to review its investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which shareholder value may be increased, which may include discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer.

On March 6, 2023, the Reporting Person issued a press release containing an open letter to shareholders and employees of the Issuer (the "Press Release") to express the Reporting Person's disappointment in the Issuer's adherence to what the Reporting Person believes is an outdated director compensation policy and a lack of transparency regarding how the board of directors of the Issuer (the "Board") will decide to pay a special dividend to preferred stockholders of the Issuer should such request be made (the "Special Dividend Process"). In addition, the Reporting Person called on the Board to make a number of corporate governance changes at the Issuer, including, but not limited to, augmenting the Issuer's compensation policy for those Board members appointed by preferred stockholders, reducing the size of the Board, replacing over-tenured directors, eliminating the Board's classified structure, and providing additional clarity on the Special Dividend Process. As part of these changes, the Reporting Person recommended either the immediate resignation of Brent Rosenthal from the Board or, at least, the removal of his position as Lead Independent Director on the Board. This summary of the Press Release does not purport to be complete and is qualified in its entirety by the full text of the Press Release, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets. The Reporting Person intends to communicate with the Issuer's management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and subject to applicable law and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(c) and (e)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.     Interest in the Securities of the Issuer

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 5,485,356 shares of Common Stock of the Issuer. Based upon a total of 92,187,156 outstanding shares of Common Stock as of February 24, 2023, the Reporting Person's shares represent approximately 6.0% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	100	$1.260	1/23/2023
Common Stock	81,898	$1.308	2/9/2023
Common Stock	26,244	$1.220	2/10/2023
Common Stock	63,477	$1.196	2/23/2023
Common Stock	41,827	$1.220	2/24/2023
Common Stock	55,769	$1.170	2/27/2023
Common Stock	800	$1.148	2/28/2023

(d)    The SMAs' have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,331,717 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to the Reporting Person in its role as investment manager of the SMAs. The SMAs' economic interest is less than 5% of the subject securities reported on this Schedule 13D.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit 1 - Press Release, dated March 6, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Tonia L. Pankopf	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Charles E. Ramsey	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA

Exhibit 1

180 DEGREE CAPITAL CORP. ISSUES PUBLIC LETTER TO EMPLOYEES
AND COMMON STOCKHOLDERS OF COMSCORE, INC.

•180 demands resignation of Brent Rosenthal from the SCOR’s Board of Directors to be replaced by a director with a track record of success in capital markets and who will defend common shareholder rights, and absent resignation demands immediate removal as Lead Independent Director.
•180 seeks further reduction in board fees, a reduction in the size of SCOR’s Board, and shifting of board fees by representatives appointed by the Preferred Stockholders. 180 believes that SCOR’s Board compensation after recent changes remains egregious.
•180 requests transparency on processes that SCOR’s Board will use if a special dividend is called. Puts SCOR’s Directors on notice regarding their fiduciary duty to common stockholders as required under Delaware law.
•180 suggests that the Preferred Stockholders can unlock value for all stakeholders by converting special dividend into common stock at the existing Series B Convertible Preferred Stock conversion price of $2.47 per share.

MONTCLAIR, N.J., March 6, 2023 - 180 Degree Capital Corp. (NASDAQ:TURN) (“180”), today issued the following letter to Common Stockholders and employees of Comscore, Inc. (“SCOR” or the “Company”).

To the Employees and Common Stockholders of SCOR,

180 Degree Capital Corp. and its managed accounts own approximately 5.5 million shares of common stock, or 6.0%, of SCOR, making us SCOR’s third largest holder of outstanding common stock and sixth largest holder of common stock including the outstanding preferred stock on an as-converted basis. To be clear, we have a high level of respect for the work of SCOR’s employees and appreciate the tremendous value of the company’s data assets. We commend the executive management team for reporting another quarter of operational improvement and a productive set of annual financials. In almost any analysis, SCOR’s stock is woefully undervalued given its fundamentals, and has significant upside provided the SCOR’s Board of Directors (the “Board”) and Preferred Stockholders take immediate action. You, the employees of SCOR, have done your job and it is not your fault the stock is stuck where it is. Your Board has simply not gone far enough in doing its job.

We much prefer our communications with leadership at our portfolio holdings to remain private, collegial, and collaborative. Until recently, the Board and management maintained an open, albeit largely passive and noncommittal dialogue with us regarding the Company. Unfortunately, the Board has chosen to disregard our recent request to meet with the chairs of the Nominating and Compensation Committees, and it remains noncommittal in addressing key outstanding issues at the Company. So, enough is enough. A simple “No” to our private letter would have been more professional than ignoring the Company’s third-largest shareholder. To be clear, we believe Cerberus, Charter, and Liberty Media/Qurate (collectively the “Preferred Stockholders”) are value-add strategic investors and partners, but their refusal to tackle obvious overhangs to the common stock has caused it to decline in value by over 50% from the day they arrived. The destruction of value has hurt the employees of SCOR, while the Board and its Preferred Stockholders have enriched themselves.

We are therefore writing to you today, the hardworking employees and the common stockholders of SCOR, because 180 believes the Board (particularly certain representatives of the Preferred Stockholders and its Lead Independent Director) are hurting your welfare and impairing the ability to create value for all stakeholders by prioritizing their own self-interests over the interests of those to whom they owe a fiduciary duty. Specifically, we want to highlight some of the major problems at SCOR:

1.SCOR’s outsized director compensation amounts to a self-serving cash grab from SCOR’s balance sheet. We believe this cash should be used to build SCOR’s business through investing in its greatest asset, its employees, not as a means to enrich directors.
2.Furthermore, SCOR’s Board continues to refuse to provide transparency regarding how it will deliberate over a request for a special dividend from the Preferred Stockholders. We have asked; they have ignored

us. So, in light of being unable to get answers on the dividend process, we will make it clear what we believe are the obligations of Board members and we will consider legal options should SCOR’s Board act in an inappropriate manner. We all deserve better from SCOR’s Board, and we are here to help ensure that happens.

We hope you will independently decide to echo our call to hold SCOR’s Board accountable and urge it to immediately embrace the following action items to restore investor confidence and ensure SCOR’s precious cash is allocated to employees who are focused on building the business. When you reflect on how many different ways the Preferred Stockholders (and selected Board members) get paid, we believe it will become obvious as to why they favor the status quo, and why the common shareholder is an afterthought and treated with such disregard.

1.Further reduce Board compensation to market rates. For those who do not commonly read SEC filings, we thought it would be eye-opening to look at how much SCOR’s Board paid themselves in 2021:1

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Nana Banerjee	72,694	333,333	406,027
Charles Fisher	3,150	83,334	86,484
Itzhak Fisher	54,417	333,333	387,750
Irwin Gotlieb	42,500	497,785	540,285
Jacques Kerrest	19,167	247,786	266,953
David Kline	42,139	333,333	375,472
Pierre Liduena	63,382	312,501	375,883
Kathi Love	75,767	497,785	573,552
John Martin	11,308	247,786	259,094
Marty Patterson	54,078	333,333	387,411
Brent Rosenthal	151,750	724,419	876,169
Brian Wendling	50,944	333,333	384,277
Total	641,296	4,278,061	4,919,357
Prior year catch up		1,553,650	1,553,650
Total 2021-22 Comp.	641,296	2,724,411	3,365,707
Est. 2023 Comp. Based on 2/28/23 Announced Reductions[2]	715,500	1,575,000	2,290,500

Sign us up for that: generate dreadful returns, but pay ourselves top compensation. While we understand approximately $1.55 million of the 2021 compensation was from the prior year, there is no justification for $3.37 million of compensation (over 3% of today’s market capitalization!) for a Board that we believe has failed its stockholders. In particular, Brent Rosenthal’s total compensation of $876,169 stands out as extremely egregious and out-of-market, particularly given the destruction of value that occurred while he was Chairman of SCOR’s Board, including the deal he struck in February 2021 that inevitably led to where SCOR’s stock price is today, as well as SCOR’s removal from all of the Russell indices. In addition to the compensation reported above, Mr. Rosenthal was rewarded with $700,000 in 2020, $331,210 in 2019 and $764,269 in 2018. Seriously, in what world does SCOR’s Board live in, where that level of compensation is proper? We would hope that any employee or common
1 Source: SCOR’s 2022 Proxy Statement.
2 Source: SCOR’s Form 8-K, filed on February 28, 2023.

stockholder of SCOR would see this egregious compensation the same way and demand change. It is an utter embarrassment.

To that end, and as further discussed below, we believe Mr. Rosenthal should immediately resign from SCOR’s Board or at least be removed as Lead Independent Director. He should be replaced with a shareholder representative who has relevant capital markets experience and whom every common shareholder would have confidence that such person would be a fiduciary to all stakeholders. By the way, if one of our designees were elected or appointed to SCOR’s Board, we would gladly take no compensation.

We raised Board compensation as an issue in a private letter to SCOR’s Board in December 2022 and were pleased to see a reduction in compensation for directors starting March 1, 2023. While it is a start, this 26% reduction in target compensation is not nearly enough of a reduction to bring the compensation levels of SCOR’s Board in line with market rates. Using the fees disclosed in SCOR’s 2022 proxy statement, and the committee assignments as disclosed on its website, we calculate SCOR’s average director compensation after the reduction will be approximately $254,000 per director, or $2.3 million in aggregate. That average level of compensation per director is 84% more than the median of the set of comparable companies we include at the end of this letter and is 2.5x the approximately $71,000 in compensation paid to independent Board Members of the public company that we manage, 180 Degree Capital Corp.

The egregious director compensation is even more evident when compared with companies classified under the same GICS industry as SCOR and with market capitalizations of under $500 million as is included at the end of this letter. Based on data available from Bloomberg, SCOR’s director compensation (adjusted to remove 2020-21 compensation issued in 2021) is by far the highest amongst similar companies both on a total and per director basis. The average and median total compensation per director of these comparable companies was approximately $130,000, a fraction of the unbelievable $370,000 per director at SCOR.

Total compensation for SCOR’s Board should be at or below the median compensation of comparable public companies, particularly given the destruction in value overseen by this Board. This Board is making money off the broken backs of SCOR employees. They fire you and they pay themselves. We believe this is greedy and tone-deaf in light of recent restructuring activity, and is ultimately, reprehensible. Recent actions are just a start, they simply do not go far enough, and should be dealt with before SCOR files its 2023 proxy statement.

2.Shift Board compensation for employees of Preferred Stockholders and/or reduce the size of SCOR’s Board. David Kline and Pierre-Andre Liduena are employees of Charter Communications and Marty Patterson and Brian Wendling are employees of Liberty Media Corporation and Qurate Retail, Inc. Both Charter and Qurate are owners of preferred stock, and as such, collectively receive approximately $10 million in dividends per year. Nana Banerjee is a Senior Advisor to Cerebrus Capital Management, which receives management fees from and advises funds that own the remaining third of the preferred stock and receives $5 million annually in dividends. Are the dividends not enough for these investors? We are stupefied that the company is required to pay additional cash from SCOR’s balance sheet for board fees in 2021 and 2022. That cash could have been used to build the business by investing in SCOR’s employees rather than extending the returns for those investors. This cash is in addition to annual stock grants that come out of the pool available to incentivize SCOR’s employees. Given the priority and significance of the cash flows already earmarked to Preferred Stockholders, director compensation for those representing preferred investors simply adds insult to injury as far as common stockholders see things. To be clear, we believe every board member should be paid for their time and effort, but payments to affiliates of the Preferred Stockholders, however, should not come from SCOR’s balance sheet, particularly when these affiliates are receiving substantial dividend payments each year. Mr. Banerjee, who we are pleased to see was elevated to Chairman of the Board, should be paid the most of any director. If the Preferred Stockholders were interested in aligning themselves with common stockholders and doing the right thing for SCOR, they wouldn’t force the Company to pay the compensation of their own employees, or their appointees including Itzhak Fisher, who is an appointee of Cerberus. Those on the Board with direct or indirect ties to Preferred Stockholders should immediately take their hands out of the cookie jar from SCOR’s balance sheet and should be paid by the preferred holders.

If the Preferred Stockholders are not willing to waive compensation, another solution would be to decrease the number of preferred representatives on SCOR’s Board. This step would send a powerful and clear message that leadership is serious about allocating cash to the business rather than Preferred Stockholders, while keeping preferred stockholder representation proportional to how it is today. Right now, SCOR has a Board of ten members, which we believe is inappropriate and out of touch with reality given its sub-$150 million market capitalization. We believe boards of this size are unwieldy and entirely too big with too many constituents to be able to make swift decisions that benefit the business and the common stockholders. While we can also debate the fact that a ten-person board is also unnecessarily large and complex for Mr. Carpenter to manage while he is running the business, we are focused here on allocating resources to items that will make SCOR stronger rather than simply pad the pockets of Preferred Stockholders. For the foregoing reasons, we believe that the Board should be capped at seven members, which is in line with public market comparable companies.

3.Accelerate the overhaul of SCOR’s Board. We were generally pleased to see the appointment of Leslie Gillin to SCOR’s Board, as she appears to bring a wealth of relevant experience to the table. That said, we are perplexed as to why her recent appointment could not have been made in conjunction with the resignations of stale directors that are less relevant to the bright future of the Company. More specifically, we question why Mr. Rosenthal is still on SCOR’s Board and serving as Lead Independent Director. Mr. Rosenthal has served on SCOR’s Board and its predecessor companies since 2008. The company's financial results under his directorship speak for themselves; an abject failure. So as far as we can tell, Mr. Rosenthal brings neither real strategic nor financial expertise to the table. Consider the fact that Mr. Rosenthal was SCOR’s Chairman at the time it decided it was a good idea to borrow $100 million to repurchase shares from Starboard Value at $25/share, some 1,900% higher than today’s price. While this took place prior to 180’s involvement, such a poor capital allocation decision cannot be overlooked, or overstated. As we have already noted, Mr. Rosenthal’s compensation is obscene, but when we consider the significant and consistent destruction of value he oversaw, these levels become unconscionable. It is a personal affront he is the Lead Independent Director. Continuing to bring new and relevant blood to the situation is imperative. Furthermore, the Lead Independent Director position needs to be held by a person who has a critical, objective voice in the board room. Mr. Rosenthal is not this person as he clearly is there to represent his own interests and enrich himself, not common stockholders. We would think 15 years of destroying value is well past the point of acceptable tolerance for a board that must value corporate governance. Seriously, is this a Supreme Court Justice position with no limits on tenure? Mr. Rosenthal must be removed as Lead Independent Director immediately.

On a separate, but relevant note, as we have stated multiple times in the past, as CEO, Mr. Carpenter should be a member of SCOR’s Board. We remain perplexed as to why the Board has refused to make this appointment. Perhaps the Preferred Stockholders and SCOR’s Board want to control this company for themselves, and common stockholders and employees are nothing more than minions getting in the way of stealing the Company and its cash from the good work generated by the employees. While we would hate to think that actually is the case, unless the Board takes immediate action, we are left to conclude the Board just wants the status quo to continue. It’s been great for them, after all.

4.Eliminate staggered voting for Board directors. We clearly believe Mr. Rosenthal should not be on SCOR’s Board, but stockholders do not even have the opportunity to express this opinion through voting until 2024’s annual meeting because SCOR maintains the insulated and outdated practice of offering staggered 3-year terms to directors. With the upcoming proxy and annual meeting, we request that SCOR remove staggered terms for its directors and let its stockholders vote annually regarding the full slate of who should represent their interests on SCOR’s Board.

5.Provide clarity as to the Board’s process and responsibilities for the consideration of a request for the preferred stock special dividend. As SCOR’s leadership readily admits, and is abundantly clear as evidenced by the line of questions at the Needham Growth Conference in January 2023, the uncertainty and ambiguity around how SCOR would deal with the demand of the special dividend available to Preferred Stockholders is the single biggest drag on SCOR’s common stock price. We’re not debating what we know to be true from SCOR’s SEC filings, that is, the Preferred Stockholders have the right to call for the special dividend. But given the conflicts of interest inherent to this contemplated situation, we think it behooves the Board to remove the ambiguity surrounding the process it will adhere to. We would think it wise to proactively have in place a robust and well-communicated process, especially as, in our view, the board’s actions here would be subject to scrutiny under Delaware’s entire fairness standard. So, if the special dividend is called, who votes? Are representatives appointed by the Preferred Stockholders recused? Does approval of the special dividend require a majority vote, or does it have to be unanimous? We demand answers.

SEC filings enumerate ways that SCOR could be forced to pursue to pay the special dividend, such as taking on additional debt, if it does not have that level of cash available at the time such dividend is called.

But ultimately, we don’t think a special dividend will be called any time soon. The math behind this conclusion seems clear to us and, in our estimation, clear to management. While SCOR’s business is improving (and we’re thrilled to see it), there should be no scenario in which SCOR’s Board could approve paying a material special dividend, unless such improvement is wildly beyond what SCOR’s management has communicated as its expectations. Our conclusion is based on the following points:

1.SCOR’s management recently presented its outlook for 2023 as follows:

“Based on current trends and expectations, we believe 2023 revenue will increase low to mid single digits over 2022, driven by continued growth in Cross Platform Solutions from our local and national TV offerings and growth in Digital Ad Solutions as we focus on product integrations and new product innovation. We expect an adjusted EBITDA margin in the double digits for 2022.”

To be clear, on the merits of its own fundamentals and the work Mr. Carpenter and the rest of the SCOR team have been able to accomplish, we believe SCOR’s common stock is materially undervalued. At .75x enterprise value to Revenue, the business is being priced as if it is a leveraged steel company in the middle of a recession, rather than having the majority of its revenues recurring and derived from proprietary and valuable data services. We believe the common stock should be a minimum of $3.00 today based on the improving fundamentals and conservative valuation.

At the high end of the guidance for revenue, SCOR could generate approximately $395 million in revenue, which could lead to EBITDA of $40-45 million. Based on these metrics, SCOR believes it can “unlock free cash flow in 2023.” As of December 31, 2022, SCOR had approximately $20 million in cash and $16 million drawn on its $40 million revolving line of credit. SCOR had net interest cost in 2022 of approximately $915,000, or approximately 5.7% of outstanding debt. This rate will increase in 2023 with the amendment to the facility that raised the base rate by 1% and the floor for the SOFR rate by 1%. The SOFR rate as of today stands at 4.45%, a substantial increase from the average rate throughout 2022. While SCOR’s management did not comment on the magnitude of free cash flow that would be generated in this scenario, based on 2022 free cash flow on an EBITDA of $37 million of -$1.8 million, it is reasonable to assume that free cash flow in 2023 could be in the low to mid-single digit million dollar level, assuming no other unexpected, required uses of cash.

2.Following the next preferred dividend payment, the Preferred Stockholders could call a special dividend of $65 million. Let’s say the Preferred Stockholders call this amount. It’s obvious with the current balance sheet, projected cash flow profile, and the minimum liquidity covenant added with the recent amendment of $28 million comprised of cash on the balance sheet and available credit under the revolving facility, SCOR could not pay such a dividend from existing resources. The terms of the special dividend prevent SCOR from taking on debt related to a special dividend as follows:

“(A) the Company shall not, and shall not be required to, incur any such Debt Financing in an amount that would cause the Company’s Leverage Ratio to be more than 3.00:1.00, determined on a Pro Forma Basis after giving effect to the incurrence of such Debt Financing and the payment of such Special Dividend, and (B) such Debt Financing shall (1) reflect financing and other terms consistent with leveraged finance market practice for non-distressed transactions of this type, taking into account the Company’s LTM Adjusted EBITDA at such time and pro forma total leverage ratio and secured leverage ratio for the transaction and other attributes of the Company as compared to other similarly situated borrowers incurring similar amounts of Indebtedness at such time (provided that the

Company shall not agree in the definitive agreement of such Debt Financing to any restrictions on the payment of cash dividends and/or distributions in respect of the Preferred Stock, subject to conditions no more restrictive to the borrower thereunder than the absence of any continuing “event of default” (or similar term used in the definitive documentation for the Debt Financing)), (2) be obtained without any equity or equity-linked features, and (3) have a maturity date of at least three years after the incurrence of such Debt Financing….”

In today’s market, we would be surprised if SCOR could secure debt that would meet the requirements above under terms that would include interest rates less than 10-12% per annum. At these rates, the interest on any facility would soak up the free cash flow SCOR is on the cusp of generating at least in 2023 and possibly in 2024 depending on how EBITDA scales.

3.Upon any Preferred Stockholder’s written request, SCOR must take all actions reasonably necessary to pay such an amount “equal to the highest dividend that the Board determines can be paid at that time subject to the limitations imposed under Delaware law.” Section 170 of Delaware General Corporate Law (the “DGCL”) states that dividends may be paid either:

1.Out of the corporation’s surplus, or
2.If there is no such surplus, out of its net profits for the fiscal year in which the dividend is declares and/or the preceding fiscal year.

The term “surplus” generally means the excess of the corporation’s total assets over the sum of the total liabilities and capital of the corporation. If the test for a lawful distribution or dividend is not met, the directors face personal liability under Section 174 of the DGCL. While the surplus test would likely be met on a technical basis with total stockholder equity as of December 31, 2022, of approximately $144.2 million, $388 million of SCOR’s assets are in goodwill. If SCOR were to take on a substantial amount of debt to pay a dividend to its Preferred Stockholders, stockholder equity would decline by the same amount. Were any impairment of goodwill be necessary, such as what occurred in 2022, it is possible that taking on such debt would result in SCOR being in a deficit position within the statutory liability period for the Board. Additionally, the Board would need to consider cash-flow insolvency, i.e., the ability to pay debts as they come due prior to approving such a dividend.

Based on these points above, we are unable to derive a scenario with current information whereby the independent, non-interested directors would be in a position as fiduciaries of SCOR’s business to approve a special dividend anytime soon. And in the context of the special dividend, time is on our side. The special dividend right will continue to amortize down with each normal dividend payment. Mr. Carpenter and his management team have made substantial progress repositioning the business for profitable growth. If a special dividend is declared, we believe it would only be because the business is exceeding all current expectations, which are positive in their own right, but not enough to support such a large payout to the Preferred Stockholders on their own.

That brings us to a point that, while touched on above, warrants further delving into. We have asked, but have thus far been stonewalled by SCOR’s Board, for a clear understanding of whom the Board considers independent and non-interested with regard to deliberations on a special dividend should it be called by the Preferred Stockholders. Is the answer really that ambiguous? We think it is not. SCOR’s Board has six members who are appointed by the Preferred Stockholders. SCOR’s Board should confirm that these directors would not partake in deliberations around the ability to declare a special dividend if called. If there are any other conflicts of interest, those need to be disclosed and included in this analysis. Common stockholders deserve to understand who would be making the decision with regard to their fiduciary interests in SCOR.

SCOR’s Board needs to be forthright with its stockholders and its management team. Mr. Carpenter needs to be able to put to rest concerns about a potential special dividend payment that would compromise the ability of SCOR to operate and grow. This transparency will go a long way to assuage near-term concerns of all stakeholders of SCOR, including its employees and common stockholders who thus far have been left to dream up conspiracy theories in the absence of what should be straightforward communication from SCOR’s Board.

To reiterate and to be clear, we believe there is no scenario where the special dividend should be called and paid in the immediate future. If one is called, and SCOR’s Board, or subset of the Board, approves such payment, we would likely seek to enforce our rights as stockholders under Delaware law and pursue any and all remedies that are available for common stockholders should such decision not comply with the fiduciary duties of the Board.

We’ve focused our discussion above on steps we believe SCOR’s Board can take for the benefit of employees and common stockholders. There are also clear steps that we believe the Preferred Stockholders can take that would benefit themselves along with all stakeholders of SCOR.

1.Take the special dividend in stock at the preferred conversion price of $2.47 per share. The preferred holders continuously hide behind the notion that they care about the common equity because their preferred is convertible into common stock at $2.47 per share. Most of their actions to date show they don’t care about the common stock. They seem to be taking the position of, “This was the deal the Board agreed to and we didn’t do anything wrong.” SCOR’s employees and common stockholders had no say in that deal and its terms. Thus, we are asking the Preferred Stockholders to align themselves with common stockholders and convert the special dividend at $2.47 per share, matching the preferred stock conversion terms they agreed to two years ago. Doing so would indicate to all stakeholders that the Preferred Stockholders believe the common stock is undervalued at its current price and believe that significant appreciation can occur from that price. 180 has experience with a similar situation that resulted in value creation for all stakeholders of TheStreet, Inc. (“TST”) when it led a transformative financing and invested capital at a substantial premium to the closing stock price rather than a discount. This decision was based on the expectation that the removal of a preferred stock overhang (not dissimilar to SCOR’s situation) would result in meaningful appreciation of the stock well above the price we paid for it. The closing price of TST’s stock before the transaction was $0.93 per share. We invested at $1.10. The day of the announcement of the investment the stock closed at $1.25. We ended up working with the board of TST to sell the company for aggregate net proceeds to stockholders of $2.62 per share. Every stakeholder in TST benefited from this transaction. The same can happen at SCOR if the Preferred Stockholders are willing to “see the forest for the trees.” If the Preferred Stockholders do nothing, they will have the personal track record of overseeing a stock that has collapsed 57% under their watch. Or they can easily unlock the latent value in the stock by removing an overhang at terms that would most likely benefit common and Preferred Stockholders alike. In such a scenario, we would expect SCOR shares to climb well above the Preferred Shareholder’s $2.47 effective purchase price, not including dividends paid to date, thereby making the preferred shares significantly more valuable than they are today. Employees have suffered the most from the damage created by the Preferred Stockholders. They could unlock value tomorrow and be heroes to every stakeholder.

2.A collateral benefit to this action would be the potential inclusion in the Russell 2000 Index. Last year, we wrote to the Preferred Stockholders in public and private letters about the potential negative impact should SCOR be removed from the Russell 2000 Index. As a refresher, the inclusion in the Russell Indices is based on market capitalization as determined by outstanding common stock. Preferred stock does not count in the calculation. Had the Preferred Stockholders converted their stock prior to the measurement deadline last year, SCOR would have remained in the Index. They did not take such action and SCOR was removed from the Russell 2000 Index. We are again at a crossroads whereby the Preferred Stockholders can put SCOR in position to be included in this year’s rebalancing, but only if the Preferred Stockholders take action well before the last day of April 2023 when the Russell rankings are set. Preferred Stockholders: Do the right thing, which ultimately will benefit you more than anyone. The Preferred Stockholders need to think about the employees of SCOR who truly desire and need a higher common stock price to reward them for all their hard work. Have some common sense.

While we are aware that the directors of SCOR who were appointed by the Preferred Stockholders may not have unilateral control over these decisions, it behooves the Board to negotiate a plan to align interests and reduce balance sheet complexity. New investors simply will not be drawn to SCOR’s improving business under new management led by Mr. Carpenter, and with assistance from Mr. Banerjee, until corporate governance concerns are assuaged.

We recognize that because of the ownership structure of SCOR, changing out the Board through an expensive proxy fight would likely prove a waste of our and SCOR’s resources That will not stop us from fighting for what is right and holding the holders and Board members accountable for their unacceptable oversight of this company. That doesn’t mean stockholders couldn’t use the Delaware Chancery Court which has already ruled on matters relating to the role of board members appointed by Preferred Stockholders. We hope it doesn’t come to this. It is up to our company’s Board to take the right steps to benefit you, SCOR’s hardworking employees and long-suffering common stockholders. SCOR’s Board has overseen a 57% decline in the value of the common share price, an atrocious track record, especially given the business is in substantially better shape than it was two years ago. SCOR’s Board is accountable for the failure engineered by their oversight.

We have talked about many of these topics for a good while and need to see immediate and meaningful action. Employees should expect a lot more than what SCOR’s Board has given them and deserve to be rewarded for their good results with an equity price that is materially higher. We aren't going away, and if this Board continues to stand in the way of unlocking shareholder value, this will only be the start of louder efforts. We encourage other common stockholders and employees to voice their opinions and desire for change, as staying silent enables SCOR’s Board and Preferred Stockholders to maintain the status quo to the detriment of common stockholders and employees. Things need to be fixed, now.

This is a great company with terrific employees and great data assets. We believe SCOR’s common stock is woefully mispriced due to the Board’s lack of urgency to adequately deal with the overhangs we have discussed with them for a very long time. It is time SCOR’s Board worked as hard as the employees have to unlock value for the common stock.

We look forward to seeing our suggestions acted upon and are available to discuss the contents of this letter at any time. Staying silent and doing nothing is simply unacceptable. Act.

Best Regards,

/s/ Kevin M. Rendino            /s/ Daniel B. Wolfe
Kevin M. Rendino            Daniel B. Wolfe
Chief Executive Officer            President

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the 180’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.

Board Compensation Analysis

Ticker	Total Director Comp in 2021 ($)	Number of Directors	Average Comp. Per Director
SCOR	3,365,707	9	373,967
AUD	1,990,955	9	221,217
GCI	1,907,500	10	190,750
TRUE	1,874,602	8	234,325
FUBO	1,808,897	6	301,483
CCO	1,753,295	10	175,330
CDLX	1,638,728	8	204,841
EVC	1,515,755	7	216,536
SKLZ	1,434,968	6	239,161
LEE	1,393,333	9	154,815
CMLS	1,385,491	7	197,927
NCMI	1,140,080	8	142,510
DHX	1,133,359	8	141,670
MCS	1,102,656	9	122,517
EEX	1,035,467	9	115,052
LVO	996,592	8	124,574
EVER	834,980	9	92,776
TSQ	775,000	6	129,167
HHS	751,380	5	150,276
RDI	739,111	5	147,822
CIDM	725,000	5	145,000
LTRPA	707,507	8	88,438
BBGI	671,882	9	74,654
CREX	630,929	4	157,732
CURI	552,979	8	69,122
BTN	497,467	7	71,067
LYLT	439,571	4	109,893
SGA	371,293	8	46,412
FLNT	365,003	7	52,143
IZEA	284,079	6	47,347
TZOO	268,400	5	53,680
MCHX	248,400	4	62,100
GAIA	220,902	7	31,557
SALM	184,500	7	26,357
PALT	94,000	5	18,800
DJCO	10,000	4	2,500
Average	968,049	7	131,487
Median	763,190	7	126,870
Source: Bloomberg